Boxed, Inc.
451 Broadway, Floor 2

New York, NY 10013

June 13, 2022

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:        Alyssa Wall

Re:	Boxed, Inc.
Registration Statement on Form S-1 (File No. 333- 265331)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-265331) (as amended, the “Registration Statement”) of Boxed, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 15, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Boxed, Inc.

By:	/s/ Mark Zimowski
Name:	Mark Zimowski
Title:	Chief Financial Officer

cc:	Chieh Huang, Boxed, Inc.
Jung Choi, Boxed, Inc.
Drew Capurro, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP

[Signature Page to Acceleration Request]